As filed with the Securities and Exchange Commission on March 4, 2005
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Registration No.333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                               Stolt Offshore S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                   Luxembourg
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS

             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                               Stolt Offshore Inc.
                                 10787 Clay Road
                              Houston, Texas 77041
                                 (713) 430-1100

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

          Francis Fitzherbert-Brockholes         Gregory Pryor, Esq.
                White & Case LLP                  White & Case LLP
               5 Old Broad Street            1155 Avenue of the Americas
                 London EC2N 1DW                 New York, NY 10036
             +44 (0) 20 7532 1400                 (212) 819-8200


It is proposed that this filing become effective
under Rule 466:                                     / / immediately upon filing.
                                                    / / on (Date) at (Time)

If a separate registration statement has been
filed to register the deposited shares, check the
following box:                                                               / /

                         CALCULATION OF REGISTRATION FEE

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                                                                   Proposed Maximum      Proposed Maximum
         Title of Each Class of                  Amount to be       Aggregate Price          Aggregate            Amount of
      Securities to be Registered                 Registered           Per Unit*          Offering Price**      Registration Fee
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
American Depositary Shares evidenced by           100,000,000            $5.00              $5,000,000            $633.50
American Depositary Receipts, each American
Depositary Share representing one Common
Share, par value $2.00, of Stolt Offshore S.A.
-----------------------------------------------------------------------------------------------------------------------------------

*    Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
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
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                           Location in Form of American
Item Number and Caption                                                    Depositary Receipt ("Receipt")
-----------------------                                                    Filed Herewith as Prospectus
                                                                           ----------------------------
1.   Name of depositary and address of its principal                       Face of Receipt, Introductory article
     executive office

2.   Title of Receipts and identity of deposited securities                Face of Receipt, Top center

     Terms of Deposit:

     (i)       The amount of deposited securities represented              Face of Receipt, Upper right corner
               by one American Depositary Share

     (ii)      The procedure for voting, if any, the deposited             Reverse of Receipt, Paragraph (16) and (17)
               securities

     (iii)     The collection and distribution of dividends                Reverse of Receipt, Paragraph (15)

     (iv)      The transmission of notices, reports and proxy              Reverse of Receipt, Paragraph (14)
               soliciting material

     (v)       The sale or exercise of rights                              Reverse of Receipt, Paragraphs (15)
                                                                           and (16)

     (vi)      The deposit or sale of securities resulting from            Face of Receipt, Paragraphs (3) and
               dividends, splits or plans of reorganization                (6)
                                                                           Reverse of Receipt, Paragraphs (15) and (16)

     (vii)     Amendment, extension or termination of the                  Reverse of Receipt, Paragraphs (22)
               deposit arrangements                                        and (23)
                                                                           (no provision for extensions)

     (viii)    Rights of holders of Receipts to inspect the                Reverse of Receipt, Paragraph (14)
               transfer books of the depositary and the list of
               holders of Receipts

     (ix)      Restrictions upon the right to deposit or                   Face of Receipt, Paragraphs (2), (3),
               withdraw the underlying securities                          (4), (6), (7),(8), (9) and (10)

     (x)       Limitation upon the liability of the depositary             Face of Receipt, Paragraph (7)
                                                                           Reverse of Receipt, Paragraph (19)
                                                                           and (20)

3.   Fees and charges which may be imposed directly or                     Face of Receipt, Paragraph (10)
     indirectly against holders of Receipts

Item 2.   AVAILABLE INFORMATION                                            Face of Receipt, Paragraph (13)

Stolt Offshore S.A. ("the Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)(1) Amended and Restated Deposit Agreement, dated as of June 7, 2002, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number 333-90470), dated June 10, 2002, and incorporated herein by reference.

(a)(2) Form of Supplemental Agreement to Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a)(2).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)       Certification under Rule 466. - Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.


Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 7, 2002, as proposed to be supplemented and amended by the Supplemental Agreement to Deposit Agreement by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on March 4, 2005.


                                        Legal entity created by the Amended and
                                        Restated Deposit Agreement dated as of
                                        June 7, 2002, as proposed to be
                                        supplemented and amended by the
                                        Supplemental Agreement to Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares, each representing one
                                        Common Share, par value $2.00, of the
                                        Company.


                                        Deutsche Bank Trust Company Americas,
                                        solely in its capacity as Depositary



                                        By:  /s/ Mike Hughes
                                           ------------------------------------
                                           Name:      Mike Hughes
                                           Title:     Director

                                        By:  /s/ Clare J. Benson
                                           ------------------------------------
                                           Name:      Clare J. Benson
                                           Title:     Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Stolt Offshore S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London on March 4, 2005.



                                        STOLT OFFSHORE S.A.



                                        By:  /s/ Thomas Ehret
                                           ------------------------------------
                                           Name:    Thomas Ehret
                                           Title:   Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas Ehret, Stuart Jackson and Johan Rasmussen, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 4, 2005.

Name                                              Title

By:  /s/ Thomas Ehret                             Chief Executive Officer and Director (Principal
Name:  Thomas Ehret                               Executive Officer)

By:  /s/ Bruno Chabas                             Chief Operating Officer
Name:  Bruno Chabas

By:  /s/ Mark Woolveridge                         Chairman of the Board
Name:  Mark Woolveridge

By:  /s/ Stuart Jackson                           Chief Financial Officer (Principal Financial
Name:  Stuart Jackson                             Officer and Principal Accounting Officer)

By:  /s/ Trond Westlie                            Director
Name:  Trond Westlie

By:  /s/ J. Fritjof Skouveroe                     Director
Name:  J. Frithjof Skouveroe

By:  /s/ James B. Hurlock                         Director
Name:  James B. Hurlock

By:  /s/ Haakon Lorentzen                         Director
Name:  Haakon Lorentzen

By:  /s/ George H. Doremus                        Director
Name:  George H. Doremus


       SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES OF THE
                                   REGISTRANT

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Stolt Offshore S.A., has signed this Registration Statement on March 4, 2005.


                              Stolt Offshore Inc., as authorized representative



                              By:  /s/ Quinn Hebert
                                 --------------------------------------
                                 Name:  Quinn Hebert
                                 Title: President

                                INDEX TO EXHIBITS

                                                                                                    Sequentially
Exhibit Number                                                                                      Numbered Page
--------------                                                                                      -------------

(a)(1)    Amended and Restated Deposit Agreement, dated as of June 7, 2002, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial
          Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to
          Form F-6 (File Number 333-90470), dated June 10, 2002, and incorporated herein by reference.

(a)(2)    Form of Supplemental Agreement to Deposit Agreement by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of
          American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

(d)       Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered.